SAGETREE ACQUISITION CORPORATION
                                 9111 Cross Park Drive
                            Knoxville, Tennessee 37923
                                       ----------

                                      865-397-0389

                                  November 26, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                   Re: Sagetree Acquisition Corporation
                                         Registration Statement on Form 10
                                         File No. 000-54722

To the Securities and Exchange Commission:

     Sagetree Acquisition Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form 10(the "Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                SAGETREE ACQUISITION CORPORATION


                                By: Robert Ritch
                                      President